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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                               -----------------
                                   FORM 12b-25                  COMMISSION FILE
                                                                     NUMBER
                                                                     0-13976
                           NOTIFICATION OF LATE FILING         -----------------


(CHECK ONE):    /  / Form 10-K and Form 10-KSB   /   / Form 20-F   /  /Form 11-K
               / X / Form 10-Q and Form 10-QSB   /   / Form N-SAR
                         For Period Ended: June 30, 2001

         /   /    Transition Report on Form 10-K
         /   /    Transition Report on Form 20-F
         /   /    Transition Report on Form 11-K
         /   /    Transition Report on Form 10-Q
         /   /    Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   -----------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

         AKORN, INC.
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Full Name of Registrant:


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Former Name if Applicable

         2500 Millbrook Drive
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Address of Principal Executive office (Street and Number)

         Buffalo Grove, Illinois 60089
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City, State and Zip Code


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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/ X /       (a)      The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable
                     effort or expense;
/ X /       (b)      The subject annual report, semi-annual report, transition
                     report on form 10-K, Form 20-F, 11-K or Form N-SAR, or
                     portion thereof, will be filed on or before the fifteenth
                     calendar day following the prescribed due date; or the
                     subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth day following the prescribed due date; and
/   /       (c)      The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

PART III - - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

The Registrant has been unable to complete the Financial Statements or the Management's Discussion and Analysis Sections of the Form 10-Q for the period ending June 30, 2001 due to the fact that not all parties with responsibility for the financial portion of the filing have completed their review. The Registrant believes that the Form 10-Q will be filed within the extension period.


PART IV - - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Mr. Kevin Harris             (847)                        279-6188
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             (Name)                  (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                       / X /  Yes   /   /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      / X /  Yes   /   /   No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         The Registrant estimates it will report revenues of approximately
         $16,713,000 for the six months ended June 30, 2001, compared to $34,964,000 for the comparable period of the prior year and the net loss for the six months ended June 30, 2001 is estimated to be $19,252,000 or ($1.00) per diluted share as compared to net income of $3,978,000 or $0.20 per diluted share for the six-months ended June 30, 2000.


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                                   AKORN, INC.
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                  (Name of Registrant as Specified in Charter)
         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                          AKORN, INC.

         Date: August 15, 2001            By:  /s/ Kevin M. Harris
                                               ------------------------------
                                                  Kevin M. Harris
                                                  Chief Financial Officer



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INSTRUCTIONS: The form maybe signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person, signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filled with the form.

                                    ATTENTION
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INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T(Section 232.13(b) of this chapter).